

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Ophir Sternberg
Chief Executive Officer
Lionheart Holdings
4218 NE 2nd Avenue
Miami, FL 33137

> **Re: Lionheart Holdings**
> **Draft Registration Statement on Form S-1**
> **Submitted April 8, 2024**
> **CIK No. 0002015955**

Dear Ophir Sternberg:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 8, 2024

Summary
Our Company
Management Team, page 3

1. Please revise to disclose the current trading prices of BurgerFi International Inc., MSP Recovery Inc, and Security Matters Limited.

Risk Factors
If we are deemed to be an investment company under the Investment Company Act . . . , page 48

2. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

<u>We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory . . . , page 61</u>

3.   Please revise this risk factor to indicate whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

<u>Proposed Business</u>
<u>Permitted Purchases of our Securities, page 108</u>

4.   We note your statement on page 110 that any registration statement/proxy statement filed for the business combination transaction would contain a representation that any securities purchased by your sponsor, initial shareholders, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile this disclosure with that on page 135 that if you submit your initial business combination to your public shareholders for a vote, your sponsor, officers, and directors have agreed to vote their founder shares "and any shares purchased during or after the offering in favor of [y]our initial business combination." Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

<u>Certain Relationships and Related Party Transactions, page 140</u>

5.   We note a reference to an agreement with Jessica L. Wasserstrom, LLC in Note 5 to the financial statements. Please disclose this related party transaction in your registration statement and file the engagement agreement, if material, or advise. Refer to Item 404(a) of Regulation S-K.

        Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Isabel Rivera at 202-551-3518 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Stuart Neuhauser